

MILLENNIUM ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2019

*And Report of Independent Registered Public
Accounting Firm*

*Filed as PUBLIC information pursuant to Rule 17a-5(d) under the
Securities Exchange Act of 1934.*







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millennium Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11605 N Community House Rd Suite 550
(No. and Street)

Charlotte	NC	28277
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debbie Hickey (980) 213-2311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

216 Summit Boulevard Ste 300	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Dave Chappelle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Millennium Advisors LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHARLENE SMITH
NOTARY PUBLIC
UNION COUNTY, NC
My Commission Expires 10-21-2023

Signature

Managing Member

Title

Charlene Smith 2-6-2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLENNIUM ADVISORS, LLC
TABLE OF CONTENTS





RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member of Millennium Advisors, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Millennium Advisors, LLC (the Company) as of December 31, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2016.

Birmingham, Alabama
February 14, 2020, except for Note 12, as to which the date is February 28, 2020

MILLENNIUM ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 1,665,361
Securities owned, at fair value	1,722,762,348
Receivable from clearing organizations	144,394,082
Interest receivable from clearing organization	1,048,517
Right of use asset, net	2,858,325
Other assets	1,273,116
Total Assets	**$ 1,874,001,749**

LIABILITIES AND MEMBER'S CAPITAL

Securities sold, not yet purchased, at fair value	$ 1,680,397,324
Interest payable on subordinated borrowings	3,455,625
Lease liability	3,174,696
Accounts payable	2,351,869
Accrued expenses	17,683,315
Payable to affiliate	6,093,986
Total Liabilities	**1,713,156,815**
Subordinated borrowings	35,000,000
Member's Capital	125,844,934
Total Liabilities and Member's Capital	**$ 1,874,001,749**

4

The accompanying notes to the financial statement are an integral part of this statement.

MILLENNIUM ADVISORS, LLC
NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2019

Note 1—Organization and nature of operations

Millennium Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company trades on a principal basis in fixed income securities with other broker dealers and institutional accounts. The Company's transactions are executed and cleared through another registered broker-dealer on a fully disclosed basis, and as such the Company does not carry accounts for customers or perform custodial functions relating to customer securities.

The Company was organized on April 28, 2009, and began trading operations in February, 2010. The Company is a wholly-owned subsidiary of Millennium Consolidated Holdings, LLC ("MCH" or "Member"). The Company is a North Carolina limited liability company. The Member is not ultimately liable for debts, liabilities, or obligations of the Company; losses of capital; or profits solely for acting as an equity owner and not beyond its respective capital contributions.

Note 2—Summary of significant accounting policies

Basis of presentation – The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents – The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation provides insurance coverage for up to $250,000 for substantially all depository accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits.

Receivable from clearing organizations – Receivables from clearing organizations primarily represent principal transactions which have not yet settled. Also included is cash deposited with various clearing broker-dealers to conduct ongoing trading activities. The Company may obtain financing from its clearing organization from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Securities owned – Securities owned consist of fixed income securities and are valued at quoted fair market values. If a quoted fair market value is not available, fair value is determined using quoted market prices for similar securities. Security transactions and any related gains or losses are recognized on the trade date basis and are recorded net as trading revenue. Cost is determined by the specific identification method for the purpose of computing realized gains or losses on investment securities. Changes in the fair value from one reporting period to the next (unrealized gains and losses) are recorded net as trading profit.

Securities sold, not yet purchased – Securities sold, not yet purchased consist of debt securities that the Company has sold short. In order to facilitate a short sale, the Company's clearing broker borrows the securities from another party and delivers the securities to the buyer. The Company will be required to cover its short sale in the future through the purchase of the security in the market at the prevailing market price. The Company is exposed to a loss to the extent that the security price increases before the Company purchases the security in the market to cover the short sale. Prevailing market prices may be in excess of recorded liability.

MILLENNIUM ADVISORS, LLC
NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2019

Note 2—Summary of significant accounting policies (continued)

Derivatives – Derivative financial instruments are used for economic hedges of trading instruments, and are recorded at fair value. Changes in the fair value of derivative instruments are recorded as unrealized gains and losses. The Company generally records a realized gain or loss on the expiration, termination or settlement of derivative contracts.

The Company does not designate any derivative contracts as hedges for accounting purposes. GAAP requires that an entity recognize all derivative contracts as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The fair value of all derivative contracts is recorded on a net-by-counterparty basis where a legal right to offset exists under enforceable netting agreement. The derivative contracts are recorded as part of securities owned and securities sold, not yet purchased in the Company's statement of financial condition.

The notional principal or contractual amounts of derivative financial instruments exceed the probable loss that could arise from counterparty default or market-related risks. The fair value of derivative financial instruments represents principally the estimated unrealized gain (asset) or loss (liability) and is recorded in securities owned or securities sold, not yet purchased. At December 31, 2019, the notional value of credit default swap contracts held was $75 million. The fair value of such derivative instruments at December 31, 2019 was approximately $1.1 million. The average monthly notional amount traded in 2019 was approximately $160 million.

Income taxes – The Company is organized as a limited liability company and is treated as a disregarded entity for federal and state tax purposes. It does not file any tax returns, but its taxable income is reported as part of MCH's tax returns. Accordingly, no provision or benefit for federal or state income taxes has been made in the Company's financial statement. For the year ended December 31, 2019, management has determined that there are no material uncertain tax positions for the Company. Neither MCH nor the Company are subject to examination by U.S. federal and state tax authorities for tax years before 2016.

Fair value measurements – The carrying amounts of total current assets and total liabilities, other than securities owned and securities sold, not yet purchased which are discussed in more detail below, approximate fair value because of the short-term nature of these instruments or because the contractual interest rates associated with these assets or liabilities are considered to be at market rates.

Compensation arrangements – The Company provides certain incentive compensation awards to its employees in the form of grant units in the parent company, MCH ("grant units"). The Company accounts for the grant units in accordance with the provisions of the Accounting Standards Codification Topic (ASC) 718, whereby the cost of such awards are measured based on the fair value of the equity or liability instrument issued. The Company records compensation expense reflecting the number of awards that are expected to vest. Such expense is adjusted to reflect the awards that do ultimately vest. The fair value of the compensation arrangements is recognized over the employees' requisite service period. The Company initially classifies the grant units as liabilities due to repurchase features included in the terms of the grant units. When the risk and rewards normally associated with equity ownership are achieved, the Company reclassifies the award to equity at its fair value. The liability remaining at each reporting period end is then remeasured at its fair value. The liability at December 31, 2019 related to the grant units is approximately $7.7 million and included in accrued expenses in the accompanying statement of financial condition.

MILLENNIUM ADVISORS, LLC
NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2019

Note 2—Summary of significant accounting policies (continued)

Recently adopted accounting pronouncements – In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)*, which requires lessees to establish a right-of-use asset and a lease liability on the statement of financial condition for all leases with terms longer than 12 months. The new standard also requires disclosures that provide additional information on recorded lease arrangements. In July 2018, the FASB issued ASU 2018-11, *Leases – Targeted Improvements*, which provides an optional transition method. The Company adopted the provisions of this guidance, including the optional transition method, on January 1, 2019. The implementation of this guidance did not have a material impact on the Company's results of operations or cash flows. See Note 9 for lease details.

In June 2018, the FASB issued ASU 2018-07, *Stock Compensations (Topic 718): Improvements to Non-employee Share-Based Payment Accounting*, which expands the scope of Topic 718 to include share-based payments to non-employees. Consistent with the requirement for employee share-based payment awards, non-employee share-based payment awards will be measured at grant-date fair value. The implementation of this guidance did not have a material impact on the Company's results of operations.

Recently issued accounting pronouncements – In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework-Changes to Disclosure Requirements for Fair Value Measurement*. The guidance in this ASU removes, modifies or adds certain disclosure requirements for fair value measurements; and is intended to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements and how changes in fair value measurements impact an entity's performance and cash flows. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company expects to adopt the provisions of this guidance on January 1, 2020. The adoption is not expected to have a material impact on the notes to financial statement.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 also requires additional disclosures regarding significant estimates and judgements used in estimating credit losses, as well as the credit quality of an entity's portfolio. The Company expects to adopt the provisions of this guidance on January 1, 2020. The adoption is not expected to have a material impact on the notes to financial statement..

Subsequent events – The Company has evaluated subsequent events through the date the financial statements were issued. See Note 12 for discussion of subsequent event noted.

Note 3— Receivable from clearing organizations

The Company clears its principal transactions through other broker-dealers on a fully disclosed basis pursuant to which such brokers carry the proprietary accounts of the Company and provide all processing and servicing of the Company's accounts. The amount receivable from clearing organizations relates to the aforementioned transactions. Under the terms of the clearing agreements, the Company is required to maintain cash deposits, $250,000 of which is included in other assets on the accompanying statement of financial condition.

The accounts maintained with the Company's clearing broker-dealers are composed of funds to settle securities traded, not yet settled, and proceeds from all trading activity, including interest accrued on securities positions. The funds in these accounts are available for the daily trading transactions initiated by the Company

Note 3— Receivable from clearing organizations (continued)

that are cleared and settled through the respective clearing broker-dealers. The accounts with the clearing broker-dealers are also used by the Company to transfer funds to its bank accounts for the administrative operations of the Company.

Note 4—Securities owned and securities sold, not yet purchased

The Company records securities owned and securities sold, not yet purchased at fair value. Fair value is a market-based measurement and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy for disclosure of fair value measurements is used to maximize the use of observable inputs, that is, inputs that reflect the assumption market participants would use in pricing an asset or liability based on market data obtained from sources independent of the reporting entity. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instruments categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are as follows:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. The Company has no Level 1 assets or liabilities as of December 31, 2019.

Level 2 - Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets, and valuations are based on observable market data in those markets. Level 2 securities include corporate, government and agency, municipal bonds and credit default swaps as outlined below.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models, and similar techniques, and not based on market exchange, dealer, or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. The Company has no Level 3 assets or liabilities as of December 31, 2019.

Securities owned and securities sold, not yet purchased consist of fixed income securities and credit default swap index derivatives. The following describes the valuation methodology used by the Company to measure its financial instruments at fair value. All of the Company's financial assets and liabilities are traded in the secondary market. Therefore, fair value of all fixed income securities is determined using unadjusted market price quotations provided by third party pricing services used by the Company's clearing broker-dealers. These securities are categorized as Level 2 of the fair value hierarchy. Examples include U.S. government, U.S. agency and municipal government obligations, corporate obligations and certain mortgage-backed securities.

Credit derivatives consist of cleared over-the-counter ("OTC") credit default swap indices. The Company's OTC derivatives are all traded in markets where quoted market prices are available. Unadjusted pricing published by the Intercontinental Clearing Exchange, used by the Company's clearing broker-dealer is used to determine the fair value of these instruments. These derivatives have been classified as Level 2 of the fair value hierarchy.

MILLENNIUM ADVISORS, LLC
NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2019

Note 4—Securities owned and securities sold, not yet purchased (continued)

When financial instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company generally relies on prices obtained from third-party pricing services or broker-dealer quotations or a combination thereof, and accordingly classifies these instruments as Level 2.

Securities owned and securities sold, not yet purchased, at December 31, 2019, consist of the following:

Securities owned at fair value:

| | December 31, 2019 | | | |
	Level 1	Level 2	Level 3	Total Fair Value
Corporate Bonds	$ -	$ 1,552,305,225	$ -	$ 1,552,305,225
Government and Agency Bonds	-	39,996,875	-	39,996,875
Municipal Bonds	-	130,460,248	-	130,460,248
	$ -	$ 1,722,762,348	$ -	$ 1,722,762,348

Securities sold, not yet purchased, at fair value:

| | December 31, 2019 | | | |
	Level 1	Level 2	Level 3	Total Fair Value
Corporate Bonds	$ -	$ 1,573,644,811	$ -	$ 1,573,644,811
Government and Agency Bonds	-	105,647,813	-	105,647,813
Derivatives - Credit swap index	-	1,104,700	-	1,104,700
	$ -	$ 1,680,397,324	$ -	$ 1,680,397,324

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

The Company actively trades fixed income securities. Positions in these securities are subject to varying degrees of market and credit risk. Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments.

Additionally, fair values of interest-rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company minimizes inventory credit risk by managing issuer exposure with limits determined by management. The Company's counterparty risk is minimized by trading only with institutional parties and other broker-dealers and by clearing trades via the Federal Wire and the Deposit Trust Company, which ensure settlements occur simultaneously for both sides of the trade.

MILLENNIUM ADVISORS, LLC
NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2019

Note 5—Related parties

The Company paid distributions to MCH during 2019 which amounted to approximately $7.9 million.

The Company maintains a services agreement with a sister company, also wholly-owned by MCH, for certain lead generation and related promotional services, including identifying dealers and institutional investors in Europe that may be interested in doing business with the Company and to introduce the Company to those firms that may be interested in the execution services that the Company provides.. At December 31, 2019 the amount due to the sister company is presented on the statement of financial condition as payable to affiliate.

In the ordinary course of business, the Company may pay certain expenses on behalf of its affiliates and is reimbursed in due course. The Company regularly trades with its UK broker-dealer affiliate and transactions are conducted at current market rates.

See Note 11 for subordinated borrowings from MCH.

Note 6—Grant units

The Company provides bonus unit grants of MCH units ("grant units") to employees as part of its annual incentive compensation program to encourage participation in the long-term success of the Company. Grant units typically vest during a period of requisite service up to five years. The fair value of each grant unit is estimated on the date of grant using a market approach. Grant units provide for accelerated vesting based on various service and performance conditions, as defined in the agreements. A total of 3,923.8 grant units have been issued by the Company as part of incentive compensation awards. As of December 31, 2019, there was approximately $4 million of total unrecognized compensation cost related to unvested units issued under the Company's incentive compensation program. That cost is expected to be recognized over a weighted-average period of 2.83 years.

At December 31, 2019, grant units outstanding are as follows:

	Units	Weighted Average Grant Fair Value
Unvested at December 31, 2018	1,975.7	$ 5,604
Units granted	231.2	6,300
Vested units	(537.0)	4,464
Unvested at December 31, 2019	1,669.9	6,067

MILLENNIUM ADVISORS, LLC
NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2019

Note 7—Capital requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") which requires the Company to maintain minimum "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness", as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2019, the Company had net capital and net capital requirements of approximately $74 million and $584,149, respectively, and its net capital ratio was 0.12 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

Note 8—401(k) Safe harbor plan

The Company sponsors a 401(k) safe harbor plan, which covers substantially all of its employees. The Company matches 100% of employee contributions up to 4% of annual income, which vests immediately.

Note 9—Leases

The Company currently leases office space in Charlotte, North Carolina under a ten-year operating lease. Operating lease assets and lease liabilities are recognized based on the present value of future lease payments over the lease term. The office lease provided for an implicit interest rate of 10% which was used in determining the present value of future payments at January 1, 2019, the date the Company adopted ASC Topic 842.

Lease expense for net present value of payments is recognized on a straight-line basis over the lease term.

Maturities of lease liability at December 31, 2019 are as follows:

2020	$	504,930
2021		520,078
2022		535,681
2023		551,751
2024		568,305
Thereafter		2,128,302
Total lease payments		4,809,047
Less: imputed interest		1,634,351
Present value of lease liability	$	3,174,696

Note 10—Commitments and contingencies

In the ordinary course of business, the Company could be subject to various claims, litigation, regulatory and arbitration matters. In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the Company's financial condition or results of operations. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 11—Subordinated borrowings

In July 2018, the Company entered into a subordinated debt agreement with its parent, MCH, consisting of a $35,000,000 subordinated loan that matures on April 30, 2023. The subordinated borrowing bears interest at 10.75% per annum. Approval was obtained from the Company's principal regulator, FINRA, and is available for computing regulatory net capital under the SEC's Rule 15c3-1. With the prior written approval of FINRA, the Company may make a payment of all or any portion of the principal outstanding prior to the scheduled maturity date any time subsequent to one year after the effective date of the subordinated debt agreement.

MCH has agreed to subordinate its right of collection of principal and claims to all creditors of the Company prior to expiration of its note. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. See Note 5 for other related party transaction detail.

Note 12—Subsequent Event

On February 26, 2020, the Company filed an amendment to its existing subordinated debt agreement with its parent, MCH, amending the interest rate to 5.75% per annum effective March 1, 2020. Approval was obtained from the Company's principal regulator, FINRA, on February 28, 2020. No other terms of the agreement were changed.